Mail Stop 3720

October 5, 2006

Mr. John Horan
Chief Financial Officer
Ablest Inc.
1511 N. Westshore Boulevard, Suite 900
Tampa, Florida 33607

      Re: **Ablest Inc.**
              Form 10-K for Fiscal Year Ended December 25, 2005
              Filed March 10, 2006
              File No. 1-10893

Dear Mr. Horan:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                              Sincerely,

                              Larry Spirgel
                              Assistant Director